Exhibit (e)(11)

HIGHLY CONFIDENTIAL

January 6, 2023

Mason Freeman

[***]

[***]

[***]

Re: Retention Bonus Agreement

Dear Mason:

CinCor Pharma, Inc. (“the Company”) seeks to incentivize you to continue to contribute to the Company’s goal of achieving its business goals. As you may know, the Company is pursuing an acquisition by a subsidiary of AstraZeneca Inc. (“Parent”) (such transaction, the “Merger”), pursuant to the terms of an Agreement and Plan of Merger between Parent, the Company, and certain other parties (the “Merger Agreement”). In order to reward your contributions to the Company and to encourage your continued efforts to the combined organization for a retention period following the consummation of the Merger (the “Closing”), the Company hereby offers you the opportunity to receive a bonus as specified below, subject to the terms and conditions of this letter agreement (the “Agreement”). This Agreement shall become effective as of the Closing and is conditioned on the occurrence of the Closing.

1.

Retention Bonus. To provide you with an incentive to remain with the Company following the Closing, you will be eligible to receive a one-time cash bonus in the amount of $70,000 (the “Bonus”), subject to the terms of this Agreement. The Bonus will be payable in a lump sum in the first regularly-scheduled pay period following the date that is 3 months following the Closing (the “Retention Date”), subject to and conditioned upon (a) the occurrence of the Closing, (b) your execution and compliance with the terms and conditions of this Agreement and (c) your continuous employment with the Company (or Parent or another of its Affiliates (as defined below)) through the Retention Date. Notwithstanding the foregoing, if following the Closing but prior to the Retention Date, you experience an Involuntary Termination (as defined below), you shall be paid the Bonus in a lump sum within 15 days following your return of an irrevocable customary general release of claims in favor of the Parent, the Company and their affiliates, according to the timing and terms stated therein, but in no event later than March 15th of the year following your Involuntary Termination. In the event your employment with the Company (or Parent or another of its Affiliates) (i) ceases for any reason prior to the Closing or (ii) ceases for any reason other than due to Involuntary Termination following the Closing but prior the Retention Date, you will not receive any portion of the Bonus.

Cincor Pharma, 230 Third Ave Floor 6 Waltham, MA 02451

2.	Waiver of certain “Good Reason” grounds:

Good Reason. Under your offer letter, you are entitled to certain benefits if you terminate your employment for “Good Reason”. In consideration of your eligibility for the Bonus, the term “Good Reason” is amended to delete clause (iii) of the definition set forth in your offer letter, relating to a material reduction in your duties, authority, and responsibilities.

3.	Definitions. For purposes of the Agreement, the following terms shall have the following meaning:

A) “Affiliate” shall mean, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with, such person where “control” shall have the meaning given such term under Rule 405 of the Securities Act of 1933, as amended.

B) “Cause” shall have the meaning set forth in your employment or other agreement with the Company or any Affiliate, if any, provided that if you are not a party to any such employment or other agreement or such employment or other agreement does not contain a definition of “cause,” then Cause shall mean (i) your commission of any act constituting dishonesty, fraud, immoral or disreputable conduct which is reasonably likely to cause harm to the Company (including reputational harm); (ii) your engaging in any conduct which constitutes a felony under applicable law; (iii) your material violation of any Company policy after the expiration of ten (10) days without cure after written notice of such violation (to the extent deemed curable in the reasonable discretion of the Company); (iv) your refusal to follow or implement a clear and reasonable directive of Company after the expiration of ten (10) days without cure after written notice of such failure; (v) your gross negligence or incompetence in the performance of your duties after the expiration of ten (10) days without cure after written notice of such failure; or (vi) your breach of fiduciary duty.

C) “Code” means the Internal Revenue Code of 1986, as amended.

D) “Involuntary Termination” means the termination of your employment by the Company, Parent or any of their respective Affiliates other than for Cause.

4.

Taxes; No Effect on Other Benefits. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding, employment, income and payroll taxes and such other deductions required by law. Taxes are withheld in such amounts as the Company or Parent determines necessary to meet its withholding obligations. This Bonus is offered over and above all other incentives or rewards and does not affect any other benefit to which you may be entitled. It will not be taken into account for the purposes of any severance, bonus and/or benefits.

Cincor Pharma, 230 Third Ave Floor 6 Waltham, MA 02451

5.

Term. This Agreement shall take effect as of the Closing and shall terminate upon the earliest of (a) the payment of the Bonus by the Company or any of its Affiliates, (b) the termination of your employment with the Company or any of its Affiliates for any reason prior to the Closing, or (c) the termination of your employment following the Closing other than due to an Involuntary Termination. For the avoidance of doubt, the confidentiality and cooperation obligations set forth below, as well as any release signed in connection with the payment of the Bonus, survive any termination of this Agreement. This Agreement is contingent upon the Closing and will become null and void in all respects if the Merger is not completed, for whatever reason, including any termination of the Merger Agreement in accordance with its terms.

6.

Preservation of At-Will Employment and Other Employment Rights. Nothing in this Agreement changes the at-will nature of your employment with the Company, meaning either you or the Company can end your employment at any time, with or without Cause and with or without notice; nor shall any provision of this Agreement be construed to limit in any way the Company’s right to amend or terminate any employee benefit plan or policy at any time and for any reason.

7.

Confidentiality. As a further condition to your continued eligibility for the Bonus, you agree not to disclose any information regarding the Bonus or underlying facts leading up to or the existence or substance of this Agreement, except to your spouse, tax advisor and/or an attorney with whom you choose to consult regarding consideration of this Agreement, provided they each first agree to keep the existence and substance of this Agreement confidential, or as otherwise permitted by law. Please remember that prior to any public announcement by the Company or Parent, the contemplation of the Merger is HIGHLY CONFIDENTIAL and that any disclosure of the possibility of the Merger would be a violation of your confidentiality obligations. Notwithstanding anything to the contrary in the foregoing, nothing in this Agreement prohibits or is intended to restrict or impede you from exercising protected rights under Section 7 of the National Labor Relations Act. For the avoidance of doubt, nothing in this Agreement prohibits or restricts you from initiating communications directly with, responding to an inquiry from, or providing testimony before the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), any other self-regulatory organization, or any other federal of state regulatory authority.

8.

Cooperation. You agree to cooperate with the Company and Parent in responding to the reasonable requests of the Company, Parent or their legal counsel, in connection with any and all existing or future litigation, arbitrations, mediations or investigations brought by or against the Company or Parent, or its or their respective Affiliates, agents, officers, directors or employees, whether administrative, civil or criminal in nature, in which the Company or Parent reasonably deems your cooperation necessary or desirable. In such matters, you agree to provide the Company and Parent with reasonable advice,

Cincor Pharma, 230 Third Ave Floor 6 Waltham, MA 02451

assistance, and information, including offering and explaining evidence, providing sworn statements, and participating in discovery and trial preparation and testimony. You also agree to promptly send the Company or Parent copies of all correspondence (for example, but not limited to, subpoenas) received by you in connection with any such legal proceedings, unless you are expressly prohibited by law from so doing. The obligations in this “Cooperation” section survive any termination of your employment.

9.

409A. The payment of the Retention Bonus is intended to be exempt from the rules governing deferred compensation under Section 409A of the Code, and this Agreement shall be interpreted accordingly. To the extent that any payment to be made under this Agreement is not exempt from and subject to Section 409A of the Code and any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

10.

Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and discussions between the parties concerning such subject matter. For the avoidance of doubt, except as expressly stated in Section 2 above, nothing in this Agreement supersedes your employment agreement or offer letter or your Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement Confidential Information and Invention Assignment Agreement6.

11.

Successors. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives, including Parent and its Affiliates. The Company has the right to assign this Agreement, and such assignee shall become entitled to all the rights of the Company hereunder to the extent of such assignment.

[Signature Page Follows]

Cincor Pharma, 230 Third Ave Floor 6 Waltham, MA 02451

We thank you for your continued dedication to the success of the Company. Please indicate your acceptance of the terms set forth herein by signing where indicated below and returning the executed copy of this Agreement to Ida Hatoum no later than January 7, 2023. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Massachusetts, without giving effect to the conflict of laws principles thereof. The parties hereby agree that this Agreement may only be amended or modified with the consent of Parent by a written instrument signed by you and a duly authorized representative of the Company.

Sincerely,

/s/ Ida Hatoum
Ida Hatoum
Title: Head of People Talent and Culture

Acknowledged and agreed:

/s/ Mason Freeman
Mason Freeman
Date: 1/8/2023

[Signature Page to Retention Bonus Agreement]